Exhibit 99.1

Li Auto Inc. Announces US$1.0 billion Share Repurchase Program

Beijing, China, March 24, 2026 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that its board of directors has approved a share repurchase program under which the Company is authorized to purchase up to US$1.0 billion of its Class A ordinary shares and/or American depositary shares for the period from the approval date up to March 31, 2027 (the “Share Repurchase Program”).

Mr. Xiang Li, chairman and chief executive officer of Li Auto, commented, “The share repurchase program reflects our strong confidence in Li Auto’s strategic roadmap and future value creation, and will ultimately benefit the Company and create value for our shareholders.”

The Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of the repurchase transactions will be subject to the Securities and Exchange Commission Rule 10b-18 and/or Rule 10b5-1 requirements. The Company’s board of directors will review the Share Repurchase Program periodically, and may authorize adjustments of its terms and size or suspend or discontinue the program. The Company expects to fund the repurchases under the Share Repurchase Program with its existing cash balance.

In the annual general meeting (the “AGM”) held on May 30, 2025, the shareholders of the Company have approved to grant the board of directors a general mandate to purchase the Company’s own shares (the “2025 Share Repurchase Mandate”) which covers the repurchases under the Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2025 Share Repurchase Mandate, the Company will seek for another general mandate for repurchase from the shareholders of the Company at the next AGM to continue its share repurchase under the Share Repurchase Program.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Be Proactive, Change the World (主动积极, 改变世界). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes a high-tech flagship family MPV, four Li L series extended-range electric SUVs, and two Li i series battery electric SUVs. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.
Investor Relations
Email: ir@lixiang.com

Christensen Advisory
Roger Hu
Tel: +86-10-5900-1548
Email: Li@christensencomms.com